March 10, 2005

Mail Stop 0308


Samuel J. Furrow, Jr.
Chief Executive Officer
Innovo Group Inc.
5804 East Slauson Avenue
Commerce, California 90040

Re:	Innovo Group Inc.
	Registration Statement on Form S-3
      Filed March 2, 2005
	File No. 333-123088

	Form 10-K for the fiscal year ended November 27, 2004
	File No. 0-18926

 Dear Mr. Furrow:

      We have limited our review of this filing to disclosure in the
Controls and Procedures section of your annual report on Form 10-K incorporated by reference in your registration statement on Form S-3, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 27, 2004

Item 9A.  Controls and Procedures, page 60
1. In the first paragraph of this section, please also indicate that you carried out the effectiveness evaluation pursuant to Exchange Act
Rule 13a-15.
2. You state that "[a] control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met." Revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management`s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC
Release No. 33-8238, available on our website.
3. We note that your chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are "effective." Please revise the disclosure to explain more clearly how management determined that disclosure controls and procedures are effective given the persistence of material weaknesses in your disclosure controls and procedures and internal controls as identified by your independent auditors.
4. We also note your statement that "subsequent to your evaluation, there were no significant changes in internal controls or other factors that would significantly affect these controls, except as discussed below." Please be aware that Item 308(c) of Regulation S-K
- which became effective on August 14, 2003 - requires disclosure as to whether there was any change in your internal control over financial reporting during the last quarter that has materially affected, or is reasonably likely to materially affect, your internal controls. In the light of the exceptions cited, please state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the fiscal year ended
November 27, 2004 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.
5. Please also disclose when you took each of the actions to improve your disclosure controls and procedures and internal controls, as listed in the carryover sentence on pages 60-61.
6. In addition, it is unclear whether the material weaknesses identified by your independent auditors for the year ended November
29, 2003 remained material weaknesses as of November 27, 2004, the end of the period covered by this annual report. Please revise to clarify. In this regard, you state only that the "remedial steps taken earlier in fiscal 2004 by [you] improved your disclosure controls and procedures and internal controls[.]"
7. We further note that your independent auditors identified certain deficiencies in your internal controls in connection with the audit of the financial statements for the fiscal year ended November 27, 2004 that in the aggregate may result in material weakness in your disclosure controls and procedures and internal controls. Please disclose when the material weaknesses first arose. Also, revise to disclose any specific steps the company has undertaken to remediate the material weaknesses resulting from those deficiencies.
8. Finally, given the deficiencies and material weaknesses identified, it appears you should revise your Management`s Discussion and Analysis to provide appropriate disclosure of any material impact on your financial condition.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Pradip Bhaumik, Attorney-Advisor, at (202)
942-
1776, David Mittelman, Legal Branch Chief, at (202) 942-1921, or me at (202) 942-1900 with any questions.


      				Sincerely,




      				H. Christopher Owings
      				Assistant Director



cc. Bruce S. Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
      1333 New Hampshire Avenue, N.W.
      Washington, D.C. 20036
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Innovo Group Inc.
March 10, 2005
Page 1